August 29, 2025

Hunter Horsley
President and Treasurer
Bitwise Dogecoin ETF
c/o Bitwise Investment Advisers, LLC
250 Montgomery Street, Suite 200
San Francisco, CA 94104

       Re: Bitwise Dogecoin ETF
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 15, 2025
           File No. 333-284553
Dear Hunter Horsley:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 9, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
Table of Contents, page i

1. We note your response to prior comment 1 and reissue. In the Table of Contents, please correct the typographical errors in the lines "XRP, XRP Market and Regulation of XRP" and "The Trust and XRP Prices."
Risk Factors
Risks Related to Digital Assets, page 10

2. Refer to your response to prior comment 2. We are unable to locate your revisions in response to this comment and reissue. Please revise to disclose the transaction fees associated with transferring Dogecoin.
 August 29, 2025
Page 2

Dogecoin is a relatively new technological innovation..., page 15

3. We note your response to prior comment 4 that you have revised this risk factor to state that "Dogecoin began trading on major global cryptocurrency exchanges
       including US exchanges     in December 2013," but it does not appear
that the risk
       factor has been revised. Please revise to specifically state how long Dogecoin has been traded and how long it has been traded in the United States.
The Trust and Dogecoin Prices
The CF Dogecoin - Dollar Settlement Price
Pricing Benchmark Methodology, page 70

4. We note your response to prior comment 10 that you do not have a license agreement with the Benchmark Provider. Please tell us whether you intend to enter into an agreement with the Benchmark Provider prior to effectiveness, and, if not, please explain whether you are authorized to value the net assets of the Trust and its Shares on a daily basis with the Pricing Benchmark calculated by the Benchmark Provider.
Calculation of NAV, page 74

5. We note your response to prior comment 11. Please address the following points in your next amendment and/or response letter, as applicable:
           It appears there may be a typographical error in your response that "[t]he
          Registrant does have agreements with any third parties for use of their valuation methods..." (emphasis added). With a view towards revised disclosure, please tell us whether you have any agreements with third parties for use of their valuation methods. We may have further comments based upon your response and any revisions.
           Additionally, your response states that you do not have a license to use a secondary index. Please revise your disclosure to state, if true, that you do not have an agreement with a Secondary Source. To the extent that you have identified a Secondary Source that you intend to use, please revise to identify the
          Secondary Source and describe how the value of Dogecoin is calculated by the valuation methods of the Secondary Source. To the extent that you do not yet have plans related to which Secondary Source you will use, please so state. Also, please revise to provide examples of the "available data" the Sponsor will consider to determine the fair price of Dogecoin if the Pricing Benchmark, the
          Secondary Source or the principal market price are unavailable or deemed unreliable.
Custody of the Trust's Assets, page 84

6. Your disclosure on page 84 is inconsistent regarding the percentage of private keys that are held in the Cold Dogecoin Account. You disclose that a substantial portion of the private keys will be held in the Cold Dogecoin Account with the remaining portion held in the Hot Dogecoin Account, and you also disclose that "[t]he Sponsor expects that all of the Trust's assets and private keys will be held in cold storage of the
       Dogecoin Custodian on an ongoing basis." Please revise for clarity and consistency.
 August 29, 2025
Page 3

Creation and Redemption of Shares
Creation and Redemption Transaction Fee, page 99

7. We note your response to prior comment 16 that you have added disclosure in this section that "[n]o costs or transaction fees associated with creations and redemptions are payable by the Trust," but we are unable to locate your revisions. Please revise to include this statement in your registration statement. Similarly, your response to prior comment 17 provides language that you state has been added to your registration statement, but the language does not appear to have been added. Please revise as appropriate, or advise otherwise.
       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or David Lin at 202-551-3552 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Richard J. Coyle